

November 29, 2022

Kenneth Nicholson
Chief Executive Officer
FTAI Infrastructure Inc.
1345 Avenue of the Americas, 45th Floor
New York, New York 10105

      Re: FTAI Infrastructure Inc.
            Registration Statement on Form S-3
            Filed November 22, 2022
            File No. 333-268508

Dear Kenneth Nicholson:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Alyssa Wall at 202-551-8106 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Trade & Services

cc: Michael J. Schwartz